December 28, 2006

Via Fax (202) 772-9205
and EDGAR

Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Edulink, Inc,
                  Preliminary Information Statement on Schedule 14C Filed November 17, 2006
                  File No. 049953

Dear Ms. Anderson:

     We are in receipt of your comment letter dated December 13, 2006 regarding the above referenced filing. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company's responses, which are reflected in the attached PRE 14C/A.

Increase the Number of Authorized Shares of Common Stock...
-----------------------------------------------------------

1. With regard to the shares to be issued to the MMG shareholders in connection with the reverse merger, we direct your attention to Item 1 of
     Schedule 14C, which in turn references Note A to Schedule 14A. Please revise your information statement to provide all of the information about the reverse merger required by Item 14 of Schedule 14A, as required by Note A, or tell us in your response letter why you believe you are not required to provide some or all of this information.

In connection with your conversation with our securities counsel, we will include in our mailing of the Information Statement to all stockholders a copy of the most recent amended Form 8-K, including Exhibit 99.1 financials, filed on December 20, 2006. We have also included in the Information Statement the following disclosure advising that the Form 8-K is enclosed:

     For your information, we have enclosed a copy of the Form 8-K/A disclosing this transaction as filed with the SEC on December 20, 2006.

2. Revise the disclosure about the company's recent financing to provide a reasonably thorough description of the terms of the notes as set forth in the Securities Purchase Agreement. This includes a discussion of how the conversion price operates in addition to your reference to the "estimated" conversion price. Also expand to prominently alert investors that there is no upper limit to the number of shares that you may be required to issue upon conversion of the notes, which could cause significant downward pressure on the price of the company's common stock. Furthermore, provide quantitative information regarding the impact that decreases in the trading price of your common stock would have upon the number of shares you would be required to issue upon conversion of the notes. To highlight this significant aspect of the securities, we suggest that you use a table that shows the effect on the number of shares issuable upon conversion, in the event the common stock price declines by 25%, 50% and 75% from its the most recent trading price.

We have revised this entire disclosure to state the following:

Michele M. Anderson, Legal Branch Chief                        December 28, 2006
U.S. Securities and Exchange Commission                                   Page 2

     The Company's recent financing necessitates an increase in our authorized shares so that we can file an SB-2 registration statement allowing for full conversion of the notes discussed below.

     On August 18, 2006, we entered into a Securities Purchase Agreement ("Securities Purchase Agreement") with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (collectively, the "Investors"). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (i) $1,500,000 in callable convertible secured notes (the "Notes") and (ii) warrants to purchase 50,000,000 shares of our common stock (the "Warrants").

     Pursuant to the Securities Purchase Agreement, the Investors will purchase the Notes and Warrants in four tranches as set forth below:

     1. At closing on August 21, 2006 ("Closing"), the Investors purchased Notes aggregating $200,000 and Warrants to purchase 50,000,000 shares of Edulink common stock;

     2. Upon Edulink being re-listed on the OTCBB, the Investors will purchase Notes aggregating $300,000;

     3. Upon the filing of a registration statement registering the shares of common stock underlying the Notes ("Registration Statement"), the Investors will purchase Notes aggregating $400,000; and

     4. Upon effectiveness of the Registration Statement, the Investors will purchase Notes aggregating $600,000.

     On November 8, 2006, the Investors purchased Notes aggregating $200,000. This funding will reduce the amount that we will receive upon being re-listed on the OTCBB to $100,000.

     The Notes carry an interest rate of 6% per annum and maturity dates of August 18, 2009 and November 27, 2009. The Notes are convertible into shares of our common stock at a variable conversion price based upon the applicable percentage of the average of the lowest three (3) trading prices for the Common Stock during the twenty (20) trading day period prior to conversion. The "Applicable Percentage" means 50%; provided, however, that the Applicable Percentage shall be increased to (i) 55% in the event that a Registration Statement is filed within thirty days of the closing and (ii) 60% in the event that the Registration Statement becomes effective within one hundred and thirty five days from the Closing.

     At our option, we may prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.25 per share. In addition, in the event that the average daily price of the common stock, as reported by the reporting service, for each day of the month ending on any determination date is below $.25, we may prepay a portion of the outstanding principal amount of the Notes equal to 101% of the principal amount hereof divided by thirty-six (36) plus one month's interest. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes. In addition, we have granted the Investors a security interest in substantially all of our assets and intellectual property as well as registration rights.

     We simultaneously issued to the Investors seven year Warrants to purchase 50,000,000 shares of our common stock at an exercise price of $.01.

     The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of our common stock such that the number of shares of our common stock held by them and their

Michele M. Anderson, Legal Branch Chief                        December 28, 2006
U.S. Securities and Exchange Commission                                   Page 3

affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of Edulink's common stock.

     We were committed to filing an SB-2 Registration Statement with the SEC within 45 days from Closing, but were unable to do so. There are penalty provisions for Edulink should the filing not become effective within 135 days of the Closing Date. The notes are secured by all of Edulink's assets to the extent of the outstanding Notes.

     In the event of full conversion of the aggregate principal amount of the Notes of one million, five hundred thousand dollars ($1,500,000), we would have to register a total of 25,000,000,000 shares of common stock. This amount is calculated as follows:

    The aggregate principal amount of the Notes is one million, five hundred thousand dollars ($1,500,000). The estimated conversion price of the Notes is $.00006 based on the following: $.0001 was the average of the lowest three (3) trading prices for our shares of common stock during the twenty (20) trading days prior to the closing date of the transaction, less a 40% discount. Thus, at a discounted price-per-share of $.0001, 25,000,000,000 shares of the Company's common stock would be issuable upon conversion of $1,500,000 into common shares of the Company ("Conversion Shares") and would be registered.

     The following table shows the effect on the number of shares issuable upon full conversion, in the event the common stock price declines by 25%, 50% and 75% from its the most recent trading price.

                                                                        Price Decreases By
                                                    ------------------ ------------------- ---------------------
                                    12/28/2006             25%                50%                  75%
                                ------------------- ------------------ ------------------- ---------------------
Common Stock Price                          0.0001           0.000075             0.00005              0.000025

Conversion Price                           0.00006          0.0000450           0.0000300             0.0000150
100% Conversion Shares              25,000,000,000     33,333,333,333      50,000,000,000       100,000,000,000
                                ------------------- ------------------ ------------------- ---------------------


     There is no limit to the number of shares that we may be required to issue upon conversion of the Notes as it is dependent upon our share price, which varies from day to day.

     At this time, when we file the SB-2 Registration Statement, we intend to register 450,000,000 shares, or 30% of our outstanding common stock, as follows:
(i) AJW Capital Partners, LLC - 43,650,000 shares of common stock issuable in connection with the conversion of the callable secured convertible note; (ii) AJW Offshore, Ltd. - 265,500,000 shares of common stock issuable in connection with the conversion of the callable secured convertible note;; (iii) AJW Qualified Partners, LLC - 135,000,000 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and
(iv) New Millennium Capital Partners II, LLC - 5,850,000 shares of common stock issuable in connection with the conversion of the callable secured convertible note.

3. Disclose how you used or intend to use the proceeds of the recent financing.

We have added the following disclosure in the Information Statement:

     To date, we have received $400,000 of the $1,500,000 financing referenced above, and have used the proceeds as follows:

        General Administration:                                 $     75,000
        Professional Fees (legal and accounting):               $     50,000
        Payments to fulfill contractual obligations             $    275,000
        specifically relating to artist recording agreements
        executed in recent months:
        TOTAL:                                                  $    400,000

Michele M. Anderson, Legal Branch Chief                        December 28, 2006
U.S. Securities and Exchange Commission                                   Page 4


     We intend to use the proceeds of the $1,100,000 balance, which is to be disbursed to Company in three (3) additional tranches pursuant to the Securities Purchase Agreement, as follows:

        Legal Fees:                                             $    100,000
        Accounting Fees:                                        $     25,000
        General Administration:                                 $     75,000
        Working Capital:                                        $    300,000
        Content acquisitions, including artist recording/DVD $ 600,000 deals, music publishing deals and book deals:
        TOTAL:                                                  $  1,100,000

     We intend to use the financing substantially in the manner set forth above. Although at present no material changes are contemplated, we must reserve the right to reassess and reassign such use if changes are necessary or advisable in the judgment of Company's management. The above allocation of the financing represents management's estimates based upon current conditions.

4. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for the additional general corporate purposes listed near the end of this section. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or otherwise. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock for these purposes.

We have revised the Information Statement to disclose the following:

     At this time, we intend to acquire all of the outstanding shares of MMG preferred stock and enter into a share exchange with the MMG preferred stockholders listed in the below table. We will issue to the MMG preferred stockholders two (2) of our common shares for every one (1) share of MMG preferred stock. The purpose for this acquisition is to acquire the remaining outstanding shares of MMG which convert into common stock.

     We have no other plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock for the above mentioned purposes.

Authorize 20,000,000 Shares of Blank Check Preferred Stock

5. Address whether or not the authorization of a class of blank check preferred stock is in response to a takeover attempt or any other expressions of interest indicatedbra third party.

We have revised the Information Statement to disclose the following:

     The authorization of a class of blank check preferred stock is not in response to a takeover attempt or any other expressions of interest indicated by a third party.

Authorize a 1-for-1,500 Reverse Stock Split...

6. Revise to clarify the meaning of the statement that "[t]he number of authorized shares of Common Stock is not affected" by the reverse stock split. If the reverse.stock.split. result in a significant number of additional shares of common stock available for you to issue, revise to so state, disclose how you anticipate using the newly available-authorized shares and indicate whether you presently have any plans, proposals or arrangements to issue the shares.

This reference was erroneously included in the Information Statement and has been deleted. As previously stated in the Information Statement, the reverse stock split will affect our authorized and outstanding common stock.

Michele M. Anderson, Legal Branch Chief                        December 28, 2006
U.S. Securities and Exchange Commission                                   Page 5


The Company acknowledges that:

|X| the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

|X| staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

|X| the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EDULINK, INC.


By:        /s/ Aleksandr Shvarts
           -----------------------
           ALEKSANDR SHVARTS
           Chief Executive Officer